Exhibit 99.1

China Sunergy to Invest RMB1.8 billion in 1GW Solar Cells Production Expansion Project

NANJING, China, July 1, 2011 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or "the Company"), a specialized solar cell and module manufacturer, is pleased to announce that its fully owned subsidiaries China Sunergy (HK) Co., Ltd. and China Sunergy (Nanjing) Co., Ltd. are to increase China Sunergy's annual silicon cell production capacity by co-investing in a 1GW solar cells expansion project in Yangzhou City situated in Jiangsu Province, China. The first batch of 500MW solar cells production line is expected to be commercialized in the first half of 2012.

The investment cost for the fixed assets of the project is estimated to total RMB1.8 billion. This project will be partially funded by a RMB500 million three year general corporate loan from China Electric Equipment Group Corporation Ltd. ("CEEG"). The interest rate for the loan is comparable to a bank loan over the same period. The remaining investment costs will be primarily funded by credit facilities from other local banks.

The project will focus on the production of the newly developed Quasar cells, pioneered by China Sunergy, which has demonstrated the highest cell efficiency of 18.85% and an average efficiency of 18.55% from the best batch. The company is confident to reach large scale Quasar cell production efficiency of over 19% in the batch of 500MW, and then to reach 20% within two years.

The Yi Zheng Economic Development Zone, a county-level city under Yangzhou City, has shown great interest in the project and is providing China Sunergy a piece of land with 500 Mu (1 Mu=667 square meters) for industrial use, which includes comprehensive accessibility to local drainage, water, electricity, heating, gas supply, telecommunication, traffic as well as providing a power station of 110KV prior to the construction of the facility.

Dr. Jianhua ZHAO, Chief Technology Officer expressed: "Using the current equipment and R&D capability, we're confident to reach large scale Quasar cell production efficiency of higher than 19%; and within the next two years, we are further developing new techniques with the same equipment, to reach 20%. This level of efficiency, produced at this scale, will reduce costs significantly for our customers."

Mr. Stephen Cai, CEO of China Sunergy, commented: "We believe solar industry has a very promising future. We take this golden opportunity to expand our production capacity and commercialize on our leading R&D technologies with the strong support of the Yi Zheng Development Zone. We are confident that this 1GW production capabilities and highly efficient Quasar cells will provide us the scale and technological edge to be better positioned for industry growth and to become an industry leading player."

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Joseph Chi Lo Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

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